140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

November 13, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief

Donald E. Field

Linda Cvrkel, Accounting Branch Chief

Heather Clark

Re:	Virgin America Inc.

Amendment No. 9 to the Registration Statement on Form S-1 (File No. 333-197660)

CIK No. 1614436

Ladies and Gentlemen:

On behalf of Virgin America Inc. (the “Company”), we are hereby filing Amendment No. 9 (the “Amendment”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2014 (as amended through Amendment No. 8 filed with the Commission on November 10, 2014, the “Registration Statement”). The Amendment reflects the Company’s responses to the comments received by email on November 12, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the Registration Statement.

Dilution, page 52

1.

Please explain how you determined the total consideration of $478,222 paid for 28,156,796 shares for 2014 Recapitalization-converted security holders and employee compensation reflected in the table of shares purchased and consideration

November 13, 2014

paid by your existing shareholders. Similarly, please explain how you determined the aggregate total consideration to be paid by new investors in your offering of $20.69 per share when your expected public offering price will be $22.50 per share. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Company submits the detail behind the determination of the total consideration and shares resulting from the 2014 Recapitalization as follows:

Item	Shares	Consideration (in thousands)
Shares of common stock to be issued in exchange for approximately $477.3 million of contractual principal and accrued interest due under the Related-Party Notes, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus that forms a part of the Registration Statement). (In the case of certain FNPA Notes and FNPA II Notes, the number of shares is calculated by dividing 117% of the principal and accrued interest due under such notes by the initial public offering price at which shares are sold in the offering.)	22,607,785	$477,331

Shares of common stock to be issued in exchange for Related-Party Warrants to purchase 26,067,475 shares of our common stock, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus that forms a part of the Registration Statement).	5,290,879	0

Shares of common stock approved by our board of directors to be issued to certain executive officers and management upon completion of the offering.	218,550	0

Shares of our common stock to be issued to a lessor who has a right to receive such shares in settlement of lease obligations at an exercise price of $27.25, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus that forms a part of the Registration Statement).	39,582	891

	28,156,796	$478,222

In addition, the Company has revised the total consideration to be paid by new investors in the offering to be presented on a gross basis ($22.50 per share) as opposed to net of underwriting discounts and expenses payable by us ($20.69 per share) as previously presented.

Unaudited Pro Forma Consolidated Balance Sheet and Statements of Operations, page 56

2.

We note the disclosure that has been added on page 56 which indicates that unaudited pro forma financial information gives effect to the payment of approximately $2.0 million of withholding taxes on the 218,550 shares of common stock to be issued to certain executive officers and management upon completion of

November 3, 2014

the offering. However, we are unclear as to where the related pro forma adjustment has been reflected in the pro forma balance sheet or statements of operations. Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Company has removed the disclosure included on pages 17, 48 and 56 as there is no impact on the pro forma balance sheet.

(2) Pro Forma Adjustments, page 63

3.	Refer to footnote (2)(c). As requested in our prior comment 15, please revise footnote (2)(c) to explain how you calculated or determined the estimated fair value of $38.5 million for the $50 million Post-IPO note to be issued as part of the 2014 Recapitalization transaction. Note (2) on page F-10 of the financial statements should be similarly revised.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(c) on page 63, Note (2) on page F-10 and page 43 of the Amendment as requested.

4.	We note the changes to footnote (2)(f) in response to our prior comment 9 but do not believe that the revisions made were fully responsive to our prior comment. Please revise footnote (2)(f) to include a table identical to that reflected in Note 15 to the financial statements that clearly shows how the weighted average number of shares used to compute pro forma basic and diluted earnings per share for the year ended December 31, 2013 and the nine months ended September 30, 2014 were calculated or determined.

Response: In response to the Staff’s comment, the Company has revised footnote (2)(f) on pages 64 and 65 of the Amendment as requested.

*    *    *

November 13, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc.

Peter D. Hunt, Virgin America Inc.

John J. Varley, Virgin America Inc.

Alan F. Denenberg, Davis Polk & Wardwell LLP